UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

BLUELINX HOLDINGS INC.

(Name of Subject Company (Issuer))

CERBERUS ABP INVESTOR LLC
CERBERUS CAPITAL MANAGEMENT, L.P.
(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

09624H109

(CUSIP Number of Class of Securities)

Mark A. Neporent

Cerberus Capital Management, L.P.

299 Park Avenue

New York, New York 10171

(212) 891-2100

With a copy to

Richard A. Presutti
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$49,560,310.80	$3,533.65

*      Estimated for purposes of calculating the filing fee only.  The transaction value was calculated by multiplying (x) $3.40, which is the per share tender offer price and (y) 14,576,562, which is 32,676,562, the number of shares of common stock of BlueLinx Holdings Inc., par value $0.01 per share (the “Shares”), issued and outstanding as of April 2, 2010 minus the 18,100,000 Shares owned by Cerberus ABP Investor LLC.

**   The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, is calculated by multiplying the Transaction Valuation by 0.00007130.

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,533.65
Filing Party:	Cerberus ABP Investor LLC and Cerberus Capital Management, L.P.
Form or Registration No.:	Schedule TO/13E-3 (SEC File. No. 005-80230)
Date Filed:	August 2, 2010

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☒   going private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO on August 2, 2010, by Cerberus ABP Investor LLC, a Delaware limited liability company (the “Purchaser”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of BlueLinx Holdings Inc., a Delaware corporation (the “Company”), not owned by Purchaser at a purchase price of $3.40 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the offer to purchase dated August 2, 2010 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used, but not otherwise defined, in this Amendment No. 1 shall have the meaning given in the Offer to Purchase.

ITEM 4.  TERMS OF THE TRANSACTION

Section (a) of Item 4 is amended and supplemented as follows:

The Offer is extended to, and will expire at, midnight, New York City time, on Friday, September 3, 2010, unless the Offer is extended further.  The full text of a press release issued by Cerberus ABP Investor LLC announcing the extension of the Offer is filed as Exhibit (a)(i)(xi) and is incorporated herein by reference.

ITEM 12.               EXHIBITS

(a)(1)(xi)                 Press Release, issued by Cerberus ABP Investor LLC on August 13, 2010

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 13, 2010

CERBERUS ABP INVESTOR LLC

By:	/s/ Steven F. Mayer
Name: Steven F. Mayer
Title: Managing Director

CERBERUS CAPITAL MANAGEMENT, L.P.

By:	/s/ Lenard B. Tessler
Name: Lenard B. Tessler
Title: Managing Director

EXHIBIT INDEX

(a)(1)(xi)	Press Release, issued by Cerberus ABP Investor LLC on August 13, 2010